Exhibit 2(a)(i)

Office of the Minnesota Secretary of State
Certification of Record

I, Steve Simon, Secretary of State of Minnesota, do certify that: The filing(s) listed below were filed in the Minnesota computerized/central filing system on the date(s) listed below and that the copies associated with this certification are a true and complete copy of those filings as filed in that system.

Filing(s) filed on:

Filing Date	**Filing Type**	**Filing Number**
06/29/2017	Amendment - Cooperative (Domestic)	955760200029

This certificate has been issued on: 01/23/2019

Steve Simon
Secretary of State
State of Minnesota

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SHARED CAPITAL COOPERATIVE

MINNEAPOLIS, MINNESOTA

ARTICLE I. (NAME)

The name of this association shall be Shared Capital Cooperative, Inc.

ARTICLE II. (REGISTERED OFFICE)

The registered office and principal place of business of this association shall be at 2388 University Ave. STE 300, St. Paul, Minnesota 55114

ARTICLE III. (PURPOSE)

The purpose of this association shall be to provide technical and financial assistance to existing cooperatives, and groups of individuals, cooperatives or organizations operating or intending to operate on a cooperative basis. In order to accomplish these purposes the association may engage in any activity connected with or related to its purpose, including the following:

(a) borrow money from its members and others; to issue bonds, notes and other obligations and secure the same by pledge or mortgage on any property of the association; draw, make, accept, endorse, guarantee, execute and issue promissory notes, certificates and other obligations for any purpose deemed necessary to further the objects for which the association is formed;

(b) acquire, purchase, hold, lease, encumber, sell, exchange and convey such real estate, buildings and personal property as the association may require;

(c) purchase, sell, transfer and own capital stock, bonds and obligations of other corporations;

(d) join with other cooperative associations to form district, state, national or international organizations and to hold, acquire or purchase the stock, notes bonds and other obligations in such organizations;

(e) create, acquire or otherwise form other corporations, which need not be cooperative in nature, to further the purposes for which this association is formed;

(f) engage in such other activities as cooperatives may be permitted under the laws of the State of Minnesota; and

(g) do or perform every act and thing necessary and proper to the conduct of its business for the accomplishment of the purposes set forth herein and permitted by the laws of the State of Minnesota.

ARTICLE IV. (DURATION)

The period of duration of this association shall be perpetual.

ARTICLE V. (CAPITAL STOCK)

Section 1. (Amount) The amount of authorized capital stock of the association shall be Ten Million, Ten Thousand Dollars ($10,010,000) which shall be divided into One Thousand (1,000) shares of Voting Stock with a par value of Ten Dollars ($10.00) per share, Five Hundred Thousand (500,000) shares of Nonvoting Stock with a par value of Ten Dollars ($10.00) per share; and Five Hundred Thousand (500,000) shares of Class A Preferred Stock with a par value of Ten Dollars ($10.00) per share.

Section 2. (Voting Stock) Voting Stock may be issued for cash or promissory notes to cooperative associations, nonprofit corporations or individuals who have been approved for membership in the association by the Board of Directors. Only owners of Voting Stock are eligible to vote in the affairs of the association and voting shall be by districts or units as set forth in the bylaws. Each owner of Voting Stock is entitled to only one vote in the affairs of the association, regardless of the number of shares of Voting Stock owned. Voting by proxy shall not be allowed. If authorized by the Board of Directors, voting by mail shall be permitted. No dividends shall be paid on Voting Stock.

Section 3. (Nonvoting Stock) Nonvoting Stock may be issued to members or nonmembers for cash, promissory notes, or in payment of patronage refunds. No dividends shall be paid on Nonvoting Stock.

Section 4. (Class A Preferred Stock) Five Hundred Thousand (500,000) shares of Class A Preferred Stock with a par value of Ten Dollars ($10.00) per share shall have the rights and preferences set forth below:

(a) Dividends. At the discretion of the Board of Directors, the association may pay holders of Class A Preferred Stock an annual non-cumulative per share dividend of up to eight percent (8%) with the amount of any such dividend to be determined by the Board of Directors. Dividends on the Class A Preferred Stock shall be payable only when declared by the Board of Directors (1) out of funds legally available for the declaration of dividends, (2) in additional shares of Class A Preferred Stock or (3) in equity credits to be reflected on the books of the association. In no event shall any patronage dividend be declared to the members of the association unless the holders of the Class A Preferred Stock have received a cumulative total annual dividend of an amount at least equal to the cumulative total annual patronage dividend to be declared.

(b) Voting. Except as otherwise required by law, the holders of Class A Preferred Stock shall not be entitled to vote.

(c) Redemption Rights and Obligations.

(1) At any time following the date of issuance, the holder of Class A Preferred Stock may make a written request to the association to redeem all or some portion of the Class A Preferred Stock held by such holder. Upon receipt of a redemption request, the Board of Directors may, in its sole discretion, offer to redeem such portion of the holders Class A Preferred Stock as the Board may determine at the price and upon the terms approved by the Board.

(2) At any time the association may elect to redeem from the holders of the Class A Preferred Stock all or a portion of the Class A Preferred Stock by sending written notice to all holders of Class A Preferred Stock notifying them of such a redemption. The redemption price shall be calculated on a per share basis equal to the original issue price for the Class A Preferred Stock plus (i) the value of any declared but unpaid dividends and (ii) an amount equal to five percent (5%) of the original issue price per share for the Class A Preferred Stock divided by twelve (12), multiplied by the number of months elapsed in the then current fiscal year.

Section 5. (Transferability) Capital stock may be transferred in accordance with applicable law, the bylaws of the association, and subject to the consent and approval of the Board of Directors.

Section 6. (Issuance) No capital stock shall be issued for less than its par value nor until the same has been paid for in cash or its equivalent as required by the Board of Directors.

Capital stock shall be non-assessable.

Section 7. (First Lien) The association shall have a first lien on all capital stock and any other equity interests or amounts standing on its books, for all indebtedness of the respective members to the association. The association shall also have the right, exercisable at the option of the Board of Directors to set off such indebtedness against the amount of such capital stock and any other equity interests or amounts standing on its books; provided, however, that nothing contained herein shall give the holder of such capital stock or other interests any right to have such set-off made. In the event the association exercises it right to set-off such indebtedness, then in the sole discretion of the Board of Directors, any sums not otherwise immediately due from the association to its member may be discounted to present value using a discount rate and time period deemed appropriate by the Board of Directors, and the present value as discounted may be set-off against the member’s debt or liability owing to the association. The association may subordinate this lien to other indebtedness secured by such capital stock and/or any other equity interests or amounts standing on its books.

ARTICLE VI. (PATRONAGE DIVIDENDS)

Section l. All of the annual net income from patronage, including patronage refunds received by this association from other cooperative associations, available for distribution after payment of any dividends on Class A Preferred Stock, shall belong to its members and shall be allocated to them on the basis of patronage and as provided in the bylaws.

Section 2. All or any part of the patronage dividend declared by the association may be paid in stock, equity credits, by allocating equity reserve, or by the issuance of certificates or other equivalent media, as determined by the Board of Directors.

ARTICLE VII. (DISSOLUTION)

The association may be dissolved in the manner provided by law. In the event of liquidation or dissolution of the association, all debts and liabilities shall first be paid according to their respective priorities. Thereafter, the remaining assets shall be distributed as follows:

(a) The amount equal to the original issue price of the Class A Preferred Stock together with any declared, but unpaid dividends, shall be returned to the holders thereof, on a pro rata basis;

(b) The par value of the Voting Stock and Nonvoting Stock shall be returned to the holders thereof, on a pro rata basis;

(c) All capital furnished through patronage and/or outstanding equity credits, if any, shall have been retired without priority as to year on a pro rata basis to the holders thereof;

(d) All paid-in surplus and/or reserves theretofore allocated to particular members or former members shall be returned to the holders thereof; and

(e) The value of the remaining property and assets of the association shall be distributed among the current and former members in proportion to the proportionate patronage of each member over the most recent ten (10) fiscal years; provided that, the plan of dissolution may provide that any remaining assets shall be contributed to an association doing business on a cooperative basis or a nonprofit corporation which is exempt from taxes under Section 501 of the Internal Revenue Code.

In the event that the liquidated value of the remaining property and assets of this association, after satisfying all debts and liabilities, shall be insufficient to satisfy items (a) through (d) above, such items shall be satisfied in the order stated before making a distribution of the next item.

ARTICLE VIII. (BOARD OF DIRECTORS)

Section 1. The governance of the association and the management of its affairs shall be vested in a Board of Directors of not less than seven (7) nor more than eleven (11) directors who shall be elected by ballot by the voting members by district or unit at the annual meeting. Voting by mail for the Board of Directors may be permitted in accordance with Minnesota Statutes 308A.311 subd. 4. The exact number of directors, their terms and the manner of selection shall be prescribed in the bylaws.

Section 2. A director is not personally liable to the association or its members/stockholders for monetary damages for breach of fiduciary duty except in the following circumstances:

(a) for a breach of the director's duty of loyalty to the association or its members/stockholders;

(b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or

(c) for a transaction from which the director derived an improper personal benefit.

It is the intention of the members to eliminate or limit the personal liability of the directors to the greatest extent provided under Minnesota law. If amendments to Minnesota Statutes are passed after this Section 3 becomes effective which authorize cooperative associations to act to further eliminate or limit the personal liability of directors, then the liability of the directors shall be eliminated or limited to the greatest extent permitted by the Minnesota Statutes, as so amended. Any repeal or modification of this Section 3 by the members shall not adversely affect any right of or any protection available to a director that is in existence at the time of such repeal or modification.